SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 20, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL- R$10,000,000,000.00

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

DATE, TIME AND VENUE: On April 30, 2015 at 11:00 a.m., at the Company's headquarters, located at Rua Costa Carvalho, nº 300, in the city and state of São Paulo.

CALL NOTICE: The Call Notice was published on March 28, 30 and 31 and on April 1, 2015 editions of the Official Gazette of the State of São Paulo and Valor Econômico newspaper.

ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

Jerônimo Antunes, member of the Board of Directors and Coordinator of the Audit Committee, Délio Rocha Leite, representative of the independent auditor Deloitte Touche Tohmatsu, Humberto Macedo Puccinelli, member of Sabesp’s Fiscal Council, Marcelo Miyagui, Head pf Accounting, Mário A. de A. Sampaio, Head of Funding and Investor Relations, Angela Beatriz Airoldi, Investor Relations Manager, Priscila Costa da Silva, Investor Relations Analyst, John Emerson Silva, Investor Relations Analyst, and Beatriz Helena de Almeida and Silva Lorenzi and Ieda Nigro Nunes Chereim, lawyers of the Legal Department, also attended the meeting.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretaries: Celina Y. Ozawa and Marialve de S. Martins.

PUBLICATIONS: Management Report and Financial Statements, together with the Report of Fiscal Council, Report of the Independent Auditors and Summary of the Annual Report of the Audit Committee, for the fiscal year ended December 31, 2014, published on March 28, 2015 in the Official Gazette of the State of São Paulo, Business Section 2, pages 02 to 22, and on March 30, 2015 in the Valor Econômico newspaper, “Caderno Regional São Paulo” Section, pages E13 to E34. The documents above were also made available to shareholders at the Company’s headquarters and on the website of the Company, of CVM and the BM&FBOVESPA, with the proposal from management containing the capital budget and other document pursuant to applicable legislation.

AGENDA: I. Examination of the Annual Management Report for the fiscal year ended December 31, 2014; resolution on the Company’s Financial Statements for the fiscal year ended December 31, 2014, namely: Balance Sheet, and the respective Income Statements, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Reports by the Independent Auditors, Fiscal Council’s Opinion and Summary of the Annual Audit Committee Report. II. Resolution on the allocation of net income for the year 2014, III. Election of the members of the Fiscal Council for terms until 2016. IV. Establishment of the total annual compensation for the members of the Board of Directors and for the Fiscal Council to fiscal year 2015.

CLARIFICATIONS: 1) These matters were considered by the Council for the Defense of State Capital (CODEC), in Process S.F. no. 12091-270588/2015, whose vote guidance of the representative of the São Paulo’s Treasury Office is included in CODEC Opinion no. 086/2015, of April 28, 2015.

RESOLUTIONS: The Chairman of the Meeting opened discussion on item I of the Agenda. The representative and proxy of the shareholder São Paulo State’s Treasury Office Carlos Eduardo Teixeira Braga, based on Codec Opinion no. 086/2015 and considering that the subject was approved by the Company’s Board of Directors and Fiscal Council, proposed to approve the Annual Management Report for the fiscal year ended on December 31, 2014; the Company’s Financial Statements for the fiscal year ended on December 31, 2014, namely: Balance Sheet and the respective Statements of Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Reports by the Independent Auditors, Fiscal Council’s and Summary of the Annual Report of Audit Committee. After being submitted to a vote by the Chairman, duly registering abstentions and negative votes, the proposal of the shareholder São Paulo State Tax Authority was approved by the majority of votes.

Afterwards, the Chairman discussed item II of the Agenda. The representative and proxy of the shareholder São Paulo State Tax Authority Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, proposed to allocate the net income for the year 2014, as follows: Net income for the year - R$902,982,957.29; (-) 5% to Legal Reserve R$45,149,147.86; (-) Minimum Mandatory Dividends R$214,458,452.32; (-) Supplementary Dividends R$37,845,609.23; (-) Investment Reserve R$605,529,747.88. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State’s Treasury Office, duly registering abstentions and negative votes, was approved by the majority of votes.

Moving on, the Chairman discussed item III of the Agenda. The representative and proxy of the shareholder São Paulo State’s Treasury Office Carlos Eduardo Teixeira Braga, based on the CODEC Opinion, nominated the following individuals as sitting members of the Fiscal Council: HUMBERTO MACEDO PUCCINELLI, JOALDIR REYNALDO MACHADO, HORÁCIO JOSÉ FERRAGINO and RUI BRASIL ASSIS, and as alternate members, respectively: TOMÁS BRUGINSKI DE PAULA, JOSÉ RUBENS GOZZO PEREIRA, ENIO MARRANO LOPES and MÁRCIO REA. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State’s Treasury Office, duly registering abstentions and negative votes, was approved by the majority of votes.

In this act, pursuant to article 240 of Law 6,404/76, minority shareholders were provided to nominate a sitting member and respective alternate member to the Company’s Fiscal Council.  Antonio Cláudio Zeituni, representing shareholder Alexander Bialer, holder of 0.0002% of valid shares, presented the nomination for sitting and alternate members of the Fiscal Council, respectively: ALEXANDRE LUIZ OLIVEIRA DE TOLEDO and ANTONIO CLÁUDIO ZEITUNI. Subsequently, shareholder Massao Fabio Oya, also representing shareholder Jorge Michel Lepeltier, holders of 0.0004% of valid shares, presented the nomination of  MASSAO FABIO OYA and MARIA ELVIRA LOPES GIMENEZ, respectively for the positions of sitting and alternate members of the Fiscal Council. The proposals were discussed and considering the representation of minority shareholders, the votes cast and separate votes resulted in approval by majority vote of minority shareholders MASSAO FABIO OYA and MARIA ELVIRA LOPES GIMENEZ, respectively as Sitting Member of the Fiscal Council and Alternate Member of the Fiscal Council.

The Fiscal Council, with a one (1) year mandate, was structured as follows: Sitting Members: Humberto Macedo Puccinelli, Brazilian, divorced, economist, domiciled at Av. Rangel Pestana, 300, 6º andar, Centro, in the city and state of São Paulo, Identity Card (RG) no. 9.211.361-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 022.759.188-76; Joaldir Reynaldo Machado, Brazilian, married, economist, domiciled at Rua Bela Cintra, 847, 14º andar, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 4.116.666-8 SSP/SP, and inscribed in the roll of individual taxpayers (CPF) under number 430.403.148-15; Horácio José Ferragino, Brazilian, married, accountant, domiciled at Al. Santos, 1165, 2º andar, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 4.675.828-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 531.087.018-00; Rui Brasil Assis, Brazilian, married, civil engineer, domiciled at  Rua  Bela  Cintra,  847,  14º  andar,  Cerqueira  Cesar,  in the city and state of São Paulo, Identity Card (RG) no. 6.355.316-8 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 923.245.258-87 and Massao Fabio Oya, Brazilian, married, accountant, domiciled at Alameda Arara Azul, 157 – lote D26 – Parque Residencial Shambala II, in the city of Atibaia, state of São Paulo, Identity Card (RG) no.  34.872.970-4 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 297.396.878-06.

Alternate Members, respectively, Tomás Bruginski de Paula, Brazilian, single, economist, domiciled at Av. Rangel Pestana, 300, 5º andar, Centro, in the city and state of São Paulo, Identity Card (RG) no. 1.554.630-1 SSP/PR and inscribed in the roll of individual taxpayers (CPF) under number 092.553.068-98; José Rubens Gozzo Pereira, Brazilian, married, economist, domiciled at Av. Rangel Pestana, 300, 3º andar, Centro, in the city and state of São Paulo, Identity Card (RG) no. 4.610.935-3 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 309.106.178-72; Enio Marrano Lopes, Brazilian, married, business administrator, domiciled at Alameda Santos, 1165, 9º andar, Cerqueira Cesar, in the city and state of São Paulo, Identity Card (RG) no. 8.385.865-9 SSP/SP and inscribed in the roll of individual taxpayers (CPF) under number 021.526.678-16; Marcio Rea, Brazilian, married, business administrator, domiciled at Av. Nossa Senhora do Sabará, 5312, Pedreira, in the city and state of São Paulo, Identity Card (RG) no. 13.277.220-6 and inscribed in the roll of individual taxpayers (CPF) under number 060.294.818-51 and Maria Elvira Lopes Gimenez, Brazilian, divorced, economist, domiciled at Rua Laurindo Felix da Silva, 47, in the city of Mairiporã, state of São Paulo, Identity Card (RG) no. 19.114.234-7 and inscribed in the roll of individual taxpayers (CPF) under number 136.012.018-10.

The elected Fiscal Council Members shall hold office until the next Annual Shareholders’ Meeting and should a sitting member be unable to attend a meeting, the respective alternate member shall be convened to attend the meeting.

The assumption of office must comply with the requirements and procedures contained in the Brazilian Corporate Law and all other legal provisions in effect, including the declaration of assets, which shall be subject to applicable state regulations, the signature of the statement of no legal impediments and the Statement of Consent, contained in the Listing Rules of the BM&FBOVESPA Novo Mercado.

Next, the Chairman opened discussion on item IV of the Agenda. The representative and proxy of the shareholder São Paulo State’s Treasury OfficeCarlos Eduardo Teixeira Braga, based on the Codec Opinion, proposed the ratification of the compensation for the members of the Executive Board, in the individual monthly amount of twenty thousand, five hundred and ninety reais (R$20,590.00), pursuant to CODEC Opinion no. 003/2013 and CODEC Memo 001/GS-CODEC, of January 30, 2013, eligible for potential bonuses, pursuant to CODEC Opinion no. 150/2005. The compensation of the members of the Board of Directors and Fiscal Council shall be set pursuant to CODEC Opinion no. 001/2007, which corresponds to thirty percent (30%) and twenty percent (20%), respectively, of the monthly compensation for the executive officers. The members of the Executive Board, the Board of Directors and the Fiscal Council will be eligible for “pro rata” bonuses, paid in December, under the terms of Article 4 of CODEC Resolution no. 001/91. After being submitted to a vote by the Chairman, the proposal of the shareholder São Paulo State’s Treasury Office, duly registering abstentions and negative votes, was approved by the majority of votes.

The drawing up of these minutes in summary format and its publication without the signatures of the attending Shareholders, pursuant to Article 130, paragraphs 1 and 2 of Law 6,404/76, was approved by unanimous vote.

CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to address, the Chairman thanked the shareholders for their attendance and the Annual Shareholders’ Meeting was adjourned for the drawing up of these minutes, which were then read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions taken.

DOCUMENTS FILED. The proxies of the shareholder representatives listed below, accompanied with their voting records, will be filed at the Company’s headquarters, duly initialed by the secretaries, and all documents mentioned.

São Paulo, April 30, 2015

JERÔNIMO ANTUNES	CARLOS EDUARDO TEIXEIRA BRAGA
Chairman	(representative of the shareholder São Paulo State
Tax Authority)

CELINA Y. OZAWA	MARIALVE DE S. MARTINS
Secretary	Secretary

MASSAO FABIO OYA	ANTONIO CLÁUDIO ZEITUNI
(shareholder and representative of	(representative of shareholder ALEXANDER BIALER)
shareholder JORGE MICHEL LEPELTIER)

EVELYN REGIANE DIOGO	RODRIGO DE MESQUITA PERREIRA
(representative of shareholder The Bank Of	(representative of shareholders, Banco Santander
New York Mellon ADR Department)	(Brasil) S.A.)
CPR GLOBAL INFRASTRUCURES

RODRIGO DE MESQUITA PERREIRA	RODRIGO DE MESQUITA PERREIRA
(representative of shareholders, HSBC CTVM	(representative of shareholders, Itaú Unibanco
S.A.)	S.A.)
FIRST STATE GLOBAL UMBRELLA FUND PLC RE FIRST STATE	AMUNDI FUNDS
GLOBAL LISTED INFRASTRUCTURE FUND	ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORTFUND
SMITH & WILLIAMSON EMERGING MARKETS VALUE FUND	LIMITED
ARROWSTREET EAFE ALPHA EXTENSION FUND II
HFR HE LAZARD GLOBAL HEXAGON MASTER TRUST
LAZARD GLOBAL HEXAGON MASTER F LP

RODRIGO DE MESQUITA PERREIRA
(representative of shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores
Imobiliários)
FIDELITY INVESTMENT FUNDS - FIDELITY INDEXEMERGING	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
MARKETS FUND	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
J.P. MORGAN EUROPE LIMITED AS TRUSTEES OF SCHRODER	RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC
QEP GLOBAL EMERGING MARKETS FUND	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND	MTBJ400045828
LABOR PENSION FUND SUPERVISORY COMMITTEE -LABOR	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
PENSION FUND	MTBJ400045829
LABOR PENSION FUND SUPERVISORY COMMITTEE -LABOR	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
PENSION FUND	MTBJ400045835
LABOR PENSION FUND SUPERVISORY COMMITTEE -LABOR	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
PENSION FUND	MUTB400045792
LABOR PENSION FUND SUPERVISORY COMMITTEE -LABOR	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
PENSION FUND	MUTB400045795
LABOR PENSION FUND SUPERVISORY COMMITTEE -LABOR	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR
PENSION FUND	MUTB400045796
MISSOURI EDUCATION PENSION TRUST	VANGUARD INVESTMENT SERIES, PLC
NEW YORK STATE COMMON RETIREMENT FUND	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND,A
SERIES OF VANGUARD STAR FUNDS

RODRIGO DE MESQUITA PERREIRA
(representative of shareholders, Citibank N.A)
FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND	OMERS ADMINISTRATION CORPORATION
FIDELITY SALEM STREET TRUST: SPARTAN EMERGING	PRUDENTIAL RETIREMENT INSURANCE AND ANNUITYCOMPANY
MARKETS INDEX FUND	SANFORD C. BERNSTEIN FUND, INC. - TAX-MANAGED
FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S.	INTERNATIONAL PORTFOLIO
INDEX FUND	SANFORD C. BERNSTEIN FUND, INC - OVERLAY A PORTFOLIO
FIRST TRUST BRAZIL ALPHADEX FUND	SANFORD C. BERNSTEIN FUND, INC - TAX-AWARE OVERLAYA
FIRST TRUST EMERGING MARKETS ALPHADEX FUND	PORTFOLIO
FIRST TRUST LATIN AMERICA ALPHADEX FUND	SANFORD C. BERNSTEIN FUND, INC. - INTERNATIONAL
GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST	PORTFOLIO
GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO	SCHWAB EMERGING MARKETS EQUITY ETF
TRUST	SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY
GMO EMERGING MARKETS EQUITY FUND, A SUB FUNDOF	INDEX ETF

GMO FUNDS PLC	STATE OF ALASKA RETIREMENT AND BENEFITPLANS
GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUNDOF	STATE OF OREGON
GMO FUNDS PLC	SUNSUPER POOLED SUPERANNUATION TRUST
GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES	TEACHER RETIREMENT SYSTEM OF TEXAS
FUND	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND	THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
LACM EMERGING MARKETS FUND L.P.	THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL
LOS ANGELES CAPITAL GLOBAL FUNDS PLC	GLOBAL ENVIRONMENT TECHNOLOGY FUND
NEUBERGER BERMAN INVESTMENT FUNDS PLC	THE MONETARY AUTHORITY OF SINGAPORE
NEUBERGER BERMAN INVESTMENT FUNDS PLC	THE MONETARY AUTHORITY OFSINGAPORE
NZAM EM8 EQUITY PASSIVE FUND	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE	INDEX FUND
COMPANY INDEX FUND	USAA EMERGING MARKETS FUND
THE GMO EMERGING MARKETS FUND	WASHINGTON STATE INVESTMENT BOARD
THE NOMURA TRUST AND BANKING CO., LTD. RE: INT.	WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONALFUND
EMERGING STOCK INDEX MSCI EMERGING NO HEDGE	WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO
MOTHER	WELLS FARGO ADVANTAGE INTERNATIONAL VALUEPORTFOLIO
VANGUARD EMERGING MARKETS STOCK INDEX FUND	WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND
VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES	WISDOMTREE GLOBAL EQUITY INCOME FUND
OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	WISDOMTREE GLOBAL EX-US UTILITIES FUND
VANGUARD FUNDS PUBLIC LIMITED COMPANY	WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST
VANGUARD FUNDS PUBLIC LIMITED COMPANY	JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGINGEQUITY
VANGUARD FUNDS PUBLIC LIMITED COMPANY	MOTHER FUND
VANGUARD INTERNATIONAL VALUE FUND	ACADIAN EMERGING MARKETS EQUITY FUND
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIESOF	ACADIAN EMERGING MARKETS EQUITY II FUND, LLC
VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	ALASKA PERMANENT FUND
STICHTING PGGM DEPOSITARY	ARCHDIOCESE OF PHILADELPHIA
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	ARIZONA PSPRS TRUST
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	AT&T UNION WELFARE BENEFIT TRUST
AGF INVESTMENTS INC	BELL ATLANTIC MASTER TRUST
JOHN HANCOCK VARIABLE INSURANCE TRUST	BELLSOUTH CORPORATION RFA VEBATRUST
INTERNATIONAL EQUITY INDEX TRUST B	BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS
NORGES BANK	FUND
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO	CF DV EMERGING MARKETS STOCK INDEX FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	CIBC EMERGING MARKETS INDEX FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	CITY OF BALTIMORE EMPLOYEES RETIREMENT SYSTEM
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING
GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO	MARKETS FUND
MASTER PORTFOLIOS(ONSHORE),L.P.	EATON VANCE COLLECTIVE INVESTMENT TRUST FOREMPLOYEE
PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS	BENEFIT PLANS - EMERGING MARKETS EQUITY FUND
TRACKER	ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND
PICTET - EMERGING MARKETS INDEX	EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS
PICTET - WATER	ENSIGN PEAK ADVISORS, INC.
ALLIANCEBERNSTEIN TAX-MANAGED BALANCEDWEALTH	EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF
STRATEGY	PENSIONS
ALLIANCEBERNSTEIN TAX-MANAGED WEALTH APPRECIATION	JOHN DEERE PENSION TRUST
STRATEGY	KENTUCKY RETIREMENT SYSTEMS
AMERICAN AIRLINES,INC.MASTER FIXED BENEFITPENSION	KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND
TRUST	LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESEOF
ASCENSION HEALTH MASTER PENSION TRUST	PHILADELPHIA
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND	LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM
BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.	LVIP BLACKROCK EMERGING MARKETS RPM FUND
BRANDES CANADA EMERGING MARKETS EQUITY UNITTRUST	MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE
BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST	INVESTMENT FUND PLAN
BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY /	MOUNT WILSON GLOBAL FUND L.P.
BRANDES EMERGING MARKETS EQUITIES FUND	PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	CHRIST)
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	PUBLIC SECTOR PENSION INVESTMENT BOARD
CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM	RAYTHEON COMPANY MASTER TRUST
CITY OF NEW YORK GROUP TRUST	ROCHE US DB PLANS MASTER TRUST
CITY OF NEW YORK GROUP TRUST	RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING
CITY OF NEW YORK GROUP TRUST	MARKETS EQUITY PLUS FUND
COLLEGE RETIREMENT EQUITIES FUND	SOUTH DAKOTA RETIREMENT SYSTEM

COMPASS AGE LLC	STATE OF WINSCONSIN INVESTMENT BOARD MASTERTRUST
DESJARDINS GLOBAL INFRASTRUCTURE FUND	THE ARCHDIOCESE OF HARTFORD INVESTMENTTRUST
DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST	THE CHICAGO PUBLIC SCHOOL TEACHERS PENSION AND
DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT	RETIREMENT FUND
PLANS MASTER TRUST	THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION
DTE VEBA MASTER TRUST	RETIREMENT PLANS MASTER TRUST
EMERGING MARKETS EQUITY INDEX MASTER FUND	THE TRUSTEES OF SAINT PATRICKS CATHEDRAL IN THECITY
EMERGING MARKETS EQUITY INDEX PLUS FUND	OF NEW YORK
EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY	TIME WARNER CABLE PENSION PLAN MASTERTRUST
INDEX FUND B	VEBA PARTNERSHIP N L.P.
EMERGING MARKETS INDEX NON-LENDABLE FUND	WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
EMERGING MARKETS INDEX NON-LENDABLE FUND B	ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING
EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	MARKETS EQUITY PORTFOLIO
FIDELITY LATIN AMERICA FUND	COMPASS EMP EMERGING MARKET 500 VOLATILITYWEIGHTED
FRANCISCAN ALLIANCE, INC	FUND
GMAM INVESTMENT FUNDS TRUST	DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGICBETA
GMO IMPLEMENTATION FUND, A SERIES OF GMOTRUST	EMERGING MARKETS EQUITY FUND
HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL	DUNHAM INTERNATIONAL STOCK FUND
EQUITY PORTFOLIO	EGSHARES BRAZIL INFRASTRUCTURE ETF
HC CAPITAL TRUST THE INTERNATIONAL EQUITYPORTFOLIO	FIRST TRUST EMERGING MARKETS ALPHADEX UCITSETF
IBM 401(K) PLUS PLAN	LEGATO INTERNATIONAL EQUITY FUND, LP
ILLINOIS STATE BOARD OF INVESTMENT	LEGG MASON GLOBAL FUNDS, P.L.C.
ILLINOIS STATE BOARD OF INVESTMENT	NORTHWEST NATURAL GAS COMPANY RETIREMENT TRUST
ISHARES II PUBLIC LIMITED COMPANY	THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OFTHE
ISHARES III PUBLIC LIMITED COMPANY	PROTESTANT EPISCOPAL CHURCH IN THEUSA
ISHARES MSCI ACWI ETF	THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7
ISHARES MSCI ACWI EX U.S. ETF	EQUITY FUND
ISHARES MSCI BRAZIL CAPPED ETF	TIMOTHY PLAN EMERGING MARKETS FUND
ISHARES MSCI BRIC ETF	VALERO ENERGY CORPORATION PENSIONPLAN
ISHARES MSCI EMERGING MARKETS ETF	VOYA EMERGING MARKETS INDEX PORTFOLIO
ISHARES PUBLIC LIMITED COMPANY	COLONIAL FIRST STATE WHOLESALE GLOBAL LISTED
ISHARES PUBLIC LIMITED COMPANY	INFRASTRUCTURE SECURITIES FUND
ISHARES PUBLIC LIMITED COMPANY	COMMONWEALTH GLOBAL LISTED INFRASTRUCTURE FUND 4
ISHARES VII PUBLIC LIMITED COMPANY	COMMONWEALTH SUPERANNUATION CORPORATION
JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION	EMPLOYEES RETIREMENT SYSTEM OF THE CITY MILWAUKEE
FUND	FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX
KAISER PERMANENTE GROUP TRUST	U.S. INDEX FUND
LAZARD INTERNATIONAL EQUITY (ACW EX-U.S.) TRUST	FUTURE FUND BOARD OF GUARDIANS
LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO	IBM DIVERSIFIED GLOBAL EQUITY FUND
LAZARD INTERNATIONAL STRATEGIC EQUITY (ACQ EX-U.S.)	MASCO CORPORATION RETIREMENT MASTERTRUST
TRUST	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
LAZARD INTERNATIONAL STRATEGIC EQUITYPORTFOLIO	NAV CANADA PENSION PLAN
LAZARD MASTER ALTERNATIVESPORTFOLIO	NEW ZEALAND SUPERANNUATION FUND
MINISTRY OF STRATEGY AND FINANCE	NORTHERN TRUST INVESTMENT FUNDS PLC
MINISTRY OF STRATEGY AND FINANCE	NTGI - QUANTITATIVE MANAGEMENT COLLECTIVEFUNDS
NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF	TRUST
FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBALLI	PYRAMIS GLOBAL EX U.S. INDEX FUND LP
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	STATE UNIVERSITY RETIREMENTSYSTEM
NEW YORK STATE TEACHERS RETIREMENT SYSTEM	THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING
NUVEEN TRADEWINDS EMERGING MARKETS FUND	MARKETS SMID FUND
OCEANROCK INTERNATIONAL EQUITY FUND	THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND
TYCO ELECTRONICS DEFINED BENEFIT PLNS MASTER TST
UTAH STATE RETIREMENT SYSTEMS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 20, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.